Exhibit 99.1

ODDITY TECH REPORTS RECORD SECOND QUARTER RESULTS, BEATING PRELIMINARY EXPECTATIONS, AND RAISES FULL YEAR 2023 OUTLOOK ABOVE PLAN

NEW YORK, August 9, 2023 -- ODDITY Tech Ltd. (NASDAQ: ODD) today announced its financial results for the second quarter ended June 30, 2023.

“We delivered our strongest second quarter and year-to-date financial results ever, beating our plan on revenue and all key profit metrics, and allowing us to raise our full year outlook. We believe our year-to-date financial performance, with net revenue growth of 69% year-over-year, $50 million of net income, and $70 million of Adjusted EBITDA, reflects the power of our business model as we work to transform the global beauty and wellness market through technology and entrepreneurial DNA,” said Oran Holtzman, ODDITY co-founder and CEO. “We are unlocking online for this massive, global TAM by leveraging data science, artificial intelligence, and computer vision to deliver superior products and experiences to our over 40 million users.”

Holtzman continued, “We achieved key objectives during the quarter that set us up for long-term success. Our business is firing on all cylinders:

●	ODDITY delivered outstanding financial results, rapidly growing our topline and driving strong profitability.

●	We completed the acquisition of Revela and launched ODDITY LABS to revolutionize our industry using artificial intelligence-based molecule discovery.

●	With the successful completion of our initial public offering, we recruited top-tier investors to partner with us in the next stage of our journey.

“We are pleased with our outstanding second quarter performance and the continued strength of our business in the third quarter-to-date,” added Lindsay Drucker Mann, ODDITY Global CFO, “As a result of this momentum, we are raising our outlook for 2023 revenue and earnings to reflect better than expected top- and bottom-line results relative to our internal plan. We now expect full year net revenue to increase between 46-48%, compared with our prior expectation of a 40% increase. We now expect full year Adjusted EBITDA to be between $96 million and $101 million, compared with our prior expectation of $91 million.”

Drucker Mann continued, “We are additionally pleased that we were able to deliver the bulk of our full year objectives in the first half alone, as we have done in previous years. We accomplished this by aggressively fueling profitable growth in the first and second quarters, which enables us to invest resources during the second half of the year on future initiatives to drive long-term growth.”

Second Quarter Fiscal 2023 Financial Highlights:

Results for the second quarter ended June 30, 2023 are presented below in comparison to the same period in the prior year, and also in comparison to the preliminary estimates as communicated in connection with our IPO (“Preliminary Estimates”).

●	Net revenue was $151.3 million compared to $97.7 million in the second quarter of 2022, representing a 55% year-over-year increase. This net revenue exceeded the midpoint of the Preliminary Estimates by $11.8 million, or 8%.

●	Gross profit was $106.8 million compared to $66.6 million in the second quarter of 2022, representing a 60% year-over-year increase. Gross margin was 70.6%, expanding 244 bps versus gross margin of 68.2% in the second quarter of 2022.

●	Net income was $30.0 million compared to $16.6 million in the second quarter of 2022. This net income exceeded the midpoint of the Preliminary Estimates by $7.1 million, or 31%. Net income margin was 19.8%.

●	Adjusted net income was $32.3 million compared to $18.3 million in the second quarter of 2022, representing a 76% year-over-year increase. Adjusted net income margin was 21.3%.

●	Adjusted EBITDA was $41.8 million compared to $23.8 million in the second quarter of 2022. Adjusted EBITDA margin of 27.6% expanded 328 bps over the prior year period. This Adjusted EBITDA exceeded the midpoint of the Preliminary Estimates by $7.6 million, or 22%.

●	The weighted average number of outstanding shares used in computing our basic earnings per share (“EPS”) was 54.1 million and 53.3 million for the second quarter of 2023 and 2022, respectively. The weighted average number of outstanding shares used in computing our diluted EPS and Adjusted diluted EPS was 57.5 million and 56.4 million for the second quarter of 2023 and 2022, respectively.

●	Diluted EPS were $0.52 compared to $0.29 in the second quarter of 2022. Adjusted diluted EPS were $0.56 compared to $0.33 in the second quarter of 2022.

●	Cash and cash equivalents, restricted cash, and short-term deposits were $106.7 million. The Company has no outstanding debt as of June 30, 2023.

The table below sets forth the low and high end of the ranges of the estimated selected preliminary unaudited financial results for the three months ended June 30, 2023 as communicated in connection with our IPO, our actual selected results for the second quarter of 2023, and the change in the actual results as compared against the midpoint of the estimated preliminary range.

	Three months ended June 30, 2023			Actual compared to the range[1]
(In millions)	Low End	High End	Actual	$	%
Net Revenue	$134.5	$144.5	$151.3	$11.8	8%
Adjusted EBITDA	$31.7	$36.7	$41.8	$7.6	22%
Net Income	$20.9	$24.9	$30.0	$7.1	31%

1 Represents the change from the midpoint of estimated preliminary range as communicated in connection with our IPO.

Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net income, Adjusted net income margin, and Adjusted diluted EPS are non-GAAP financial measures. Please see the sections titled “Non-GAAP Financial Measures” and “Reconciliations of GAAP to Non-GAAP Measures” below for more information regarding ODDITY’s use of non-GAAP financial measures and reconciliations to the most directly comparable GAAP measures.

Financial Outlook:

Based on the strong second quarter results, ODDITY is raising its plan for 2023 to reflect higher revenue, profit margins, and earnings than previously expected. We plan to reinvest a portion of the revenue and profit upside generated in the second quarter back into the business during the second half of 2023 to support long-term growth.

ODDITY is providing the following guidance for the full year ending December 31, 2023:

●	Net revenue between $475 million and $480 million, above our prior expectation for $453 million, and now representing year-over-year growth between 46% and 48% as compared to 40% prior.

●	Gross margins of approximately 69.5%, above our prior expectation of 67.9%.

●	Adjusted EBITDA between $96 million and $101 million, above our prior expectation of $91 million, and representing Adjusted EBITDA margins between 20.0% and 21.0%.

●	Adjusted diluted EPS between $1.11 and $1.17, above our prior expectation of $1.06. This assumes a tax rate of approximately 25% and average fully diluted shares of approximately 59.7 million.

●	Stock-based compensation expense is expected to be $26 million for the full year, including approximately $14 million of expense in the third quarter of 2023 and approximately $8 million of expense in the fourth quarter of 2023. Third quarter stock-based compensation expense will be adversely impacted by a one-time expense associated with accelerated vesting in connection with our IPO.

	Current FY2023 Outlook	Prior FY2023 Internal Plan
Net Revenue	$475-480 million	$453 million
Gross Margin	69.5%	67.9%
Adjusted EBITDA	$96-101 million	$91 million
Adjusted Diluted EPS	$1.11-1.17	$1.06

ODDITY is providing the following guidance for the third quarter ending September 30, 2023:

●	Net revenue between $81 million and $85 million, representing year-over-year growth between 18-23%.

●	Gross margin of approximately 67.5%.

●	Adjusted EBITDA between $16 and $18 million, representing Adjusted EBITDA margin of between 20.0-21.5%.

●	Adjusted diluted EPS between $0.13 and $0.15. This assumes a tax rate of approximately 43.5% and average fully diluted shares of approximately 61.7 million.

●	Stock-based compensation expense is expected to be approximately $14 million in the third quarter of 2023, adversely impacted by a one-time expense associated with accelerated vesting in connection with our IPO.

Current 3Q 2023 Outlook
Net Revenue	$81-85 million
Gross Margin	67.5%
Adjusted EBITDA	$16-18 million
Adjusted Diluted EPS	$0.13-0.15

Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net income, Adjusted net income margin, and Adjusted diluted earnings per share are non-GAAP financial measures. Please see the sections titled “Non-GAAP Financial Measures” and “Reconciliations of GAAP to Non-GAAP Measures” below for more information regarding ODDITY’s use of non-GAAP financial measures and reconciliations to the most directly comparable GAAP measures. ODDITY has not provided a quantitative reconciliation of its Adjusted EBITDA and Adjusted diluted EPS outlook to the corresponding net income and diluted EPS GAAP measures, because the quantification of certain items included in the calculation of GAAP net income and GAAP diluted EPS cannot be calculated or predicted at this time without unreasonable efforts. However, for the third quarter and full year 2023, ODDITY expects stock-based compensation expense as set forth above. ODDITY is unable to address the probable significance of the unavailable reconciling items, which could have a potentially unpredictable, and potentially significant, impact on its future GAAP financial results.

Actual results may differ materially from ODDITY’s financial outlook as a result of, among other things, the factors described under “Forward-Looking Statements” below.

Conference Call Details:

A conference call to discuss ODDITY’s Q2 2023 financial and business results and outlook is scheduled for today, August 9, 2023, at 5:30 p.m. ET. To participate, please dial 1-877-407-9208 (US) or 1-201-493-6784 (International). A webcast of the call will be accessible on the Investors section of ODDITY’s website at https://investors.oddity.com. A recording will be available shortly after the conclusion of the call. To access the replay, please dial 1-844-512-2921 or 1-412-317-6671 (International). The access code for the replay is 13740505. An archive of the webcast will be available on the Investors section of ODDITY’s website.

Non-GAAP Financial Measures:

In addition to the GAAP financial measures set forth in this press release, ODDITY has included non-GAAP financial measures: Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net income, Adjusted net income margin, and Adjusted diluted EPS. ODDITY believes these non-GAAP financial measures provide useful supplemental information to management and investors to help evaluate ODDITY’s business, measure its performance, identify trends, prepare financial projections and make business decisions.

ODDITY defines “Adjusted EBITDA” as net income before financial expenses (income), net, taxes on income, and depreciation and amortization as further adjusted to exclude share-based compensation expense and non-recurring adjustments. “Adjusted EBITDA margin” is defined as Adjusted EBITDA divided by net revenue. ODDITY believes Adjusted EBITDA and Adjusted EBITDA margin are useful for financial and operational decision-making and as a means to evaluate period-to-period comparisons. By excluding certain items that may not be indicative of its recurring core operating results, ODDITY believes that Adjusted EBITDA and Adjusted EBITDA margin provide meaningful supplemental information regarding its performance. In addition, Adjusted EBITDA and Adjusted EBITDA margin are widely used by investors and securities analysts to measure a company’s operating performance without regard to items such as depreciation and amortization, interest expense, and interest income, which can vary substantially from company to company depending on their financing and capital structures and the method by which their assets were acquired.

ODDITY defines “Adjusted net income” as net income adjusted for the impact of share-based compensation, non-recurring adjustments and the tax effect of non-GAAP adjustments and “Adjusted net income margin” as Adjusted net income divided by net revenue. In addition, ODDITY defines “Adjusted diluted earnings per share” as Adjusted net income divided by weighted average number of fully diluted shares outstanding. ODDITY believes the presentations of Adjusted net income, Adjusted net income margin and Adjusted diluted earnings per share are useful because they are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, ODDITY believes these measures are helpful in highlighting trends in our operating results because they exclude the impact of items that are outside the control of management or not reflective of our ongoing operations and performance.

ODDITY’s non-GAAP financial measures should be considered in addition to, not as a substitute for or in isolation from, its financial results prepared in accordance with U.S. GAAP. Other companies, including companies in its industry, may calculate these measures differently or not at all, which reduces their usefulness as comparative measures.

Reconciliations of non-GAAP financial measures to the most directly comparable GAAP measures are included with the financial tables at the end of this release under the heading “Reconciliations of GAAP to Non-GAAP Measures.”

Forward-Looking Statements:

Certain statements in this press release may constitute “forward-looking” statements and information, within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “potential,” “predict,” “project,” “shall,” “should,” “target,” “will,” “seek,” or similar words. The absence of these words does not mean that a statement is not forward-looking. These forward-looking statements address various matters, including ODDITY’s business strategy, market opportunity, ability to deliver superior products and experiences, potential long-term success and ODDITY’s outlook for the third quarter 2023 and the full year ending December 31, 2023, including its plans for reinvesting a portion of its future revenue, under the caption “Financial Outlook.” These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: our ability to maintain the value of our brands; our ability to anticipate and respond to market trends and changes in consumer preferences; our ability to attract new customers, retain existing customers and maintain or increase sales to those customers; our ability to maintain a strong base of engaged customers and content creators; the loss of suppliers or shortages or disruptions in the supply of raw materials or finished products; our ability to accurately forecast customer demand, manage our inventory, and plan for future expenses; our future rate of growth; competition; the fluctuating cost of raw materials; the illegal distribution and sale by third parties of counterfeit versions of our products or the unauthorized diversion by third parties of our products; changes in, or disruptions to, our shipping arrangements; our ability to manage our growth effectively; a general economic downturn or sudden disruption in business conditions; our ability to successfully introduce and effectively market new brands, or develop and introduce new, innovative, and updated products; foreign currency fluctuations; product returns; our ability to execute on our business strategy; our ability to maintain a high level of customer satisfaction; our ability to comply with and adapt to changes in laws and regulatory requirements applicable to our business, including with respect to regulation of the internet and e-commerce, evolving AI-technology related laws, tax laws, the anti-corruption, trade compliance, anti-money laundering, and terror finance and economic sanctions laws and regulations, consumer protection laws, and data privacy and security laws; failure of our products to comply with quality standards and risks related to product liability claims; trade restrictions; existing and potential tariffs; any data breach or other security incident of our information technology systems, or those of our third-party service providers or cyberattacks; risks related to online transactions and payment methods; any failure to obtain, maintain, protect, defend, or enforce our intellectual property rights; conditions in Israel; the concentration of our voting power as a result of our dual class structure; our status as a foreign private issuer; and other risk factors set forth in the section titled “Risk Factors” in our Prospectus filed pursuant to Rule 424(b) with the Securities and Exchange Commission on July 18, 2023, and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements.

About ODDITY:

ODDITY is a consumer tech company that builds and scales digital-first brands to disrupt the offline-dominated beauty and wellness industries. The company serves over 40 million users with its AI-driven online platform, deploying data science to identify consumer needs, and developing solutions in the form of beauty and wellness products. ODDITY owns IL MAKIAGE and SpoiledChild. The company operates with business headquarters in New York City, an R&D center in Tel Aviv, Israel, and a biotechnology lab in Boston.

Contacts:

Press:

Michael Braun

michaelb@oddity.com

Investor:

investors@oddity.com

ODDITY TECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022

	Unaudited
Net revenue	$151,311	$97,659	$316,965	$188,073
Cost of revenue	44,466	31,078	92,635	61,125
Gross profit	106,845	66,581	224,330	126,948
Selling, general and administrative	70,012	46,130	162,776	102,862
Operating income	36,833	20,451	61,554	24,086
Financial income, net	(894)	(1,243)	(737)	(1,686)
Income before taxes on income	37,727	21,694	62,291	25,772
Taxes on income	7,730	5,070	12,704	6,137
Net income	$29,997	$16,624	$49,587	$19,635
Basic earnings per share of Class A and Class B ordinary share and Redeemable A share (**)	$0.55	$0.31	$0.92	$0.37
Diluted earnings per share of Class A and Class B ordinary share and Redeemable A share (**)	$0.52	$0.29	$0.87	$0.35

(**)            Issued and outstanding share information adjusted for the issuance of Class B ordinary shares and additional Redeemable A shares in February 2022 and for the share split effected by way of issuance of bonus shares in July 2023.

ODDITY TECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2023	2022
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$66,527	$40,955
Short-term deposits and restricted cash	40,185	20,159
Trade receivables	7,822	7,576
Inventory	62,791	70,230
Prepaid expenses and other current assets	8,550	7,013

Total current assets	185,875	145,933

LONG-TERM ASSETS:
Property, plant and equipment, net	9,122	9,468
Goodwill and intangible assets, net	101,834	43,037
Operating lease right-of-use assets	14,802	13,278
Other assets	7,354	4,692

Total long-term assets	133,112	70,475

Total assets	$318,987	$216,408

ODDITY TECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30,	December 31,
	2023	2022
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$41,899	$44,807
Other accounts payable and accrued expenses	56,628	37,792
Short-term debt and current maturities of long-term debt	-	3,917
Current maturities of operating lease liabilities	3,886	3,890

Total current liabilities	102,413	90,406

LONG-TERM LIABILITIES:
Operating lease liabilities, non-current	9,307	8,076
Other long-term liabilities	6,732	6,946

Total liabilities	118,452	105,428

Redeemable A shares	12,275	12,275

SHAREHOLDERS' EQUITY:
Share capital and additional paid-in capital	93,691	53,723
Cumulative translation adjustments	1,738	1,738
Retained earnings	92,831	43,244

Total shareholders' equity	188,260	98,705

Total liabilities and shareholders' equity	$318,987	$216,408

ODDITY TECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2023	2022

	Unaudited
Cash flows from operating activities:
Net income	$49,587	$19,635
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,000	2,214
Share-based compensation	4,370	3,500
Deferred income taxes	(736)	(820)
Increase in trade receivables	(246)	(2,049)
Increase in prepaid expenses and other receivables	(1,468)	(2,420)
Decrease (increase) in inventory	7,716	(7,897)
Decrease in trade payables	(5,707)	(1,291)
Increase in other accounts payable and accrued expenses	18,432	6,924
Operating lease ROU assets and liabilities, net	(297)	(1,396)
Other	316	160

Net cash provided by operating activities	75,967	16,560

Cash flows from investing activities:
Purchase of property, plant and equipment	(761)	(1,703)
Capitalization of software development costs	(1,496)	(2,526)
Investments in short-term deposits, net	(20,000)	-
Other investments	(250)	(275)
Cash paid in conjunction with acquisition, net of cash acquired	(23,173)	-

Net cash used in investing activities	(45,680)	(4,504)

Cash flows from financing activities:
Repayment of loans and borrowings	(4,313)	(187)
Other	(262)	648

Net cash (used in) provided by financing activities	(4,575)	461

Effect of exchange rate fluctuations on cash and cash equivalents	(115)	(624)

Net increase in cash, cash equivalents and restricted cash	25,597	11,893
Cash, cash equivalents and restricted cash at the beginning of the period	43,114	30,889

Cash, cash equivalents and restricted cash at the end of the period	$68,711	$42,782

ODDITY TECH LTD.

Reconciliation of GAAP to Non-GAAP Financial Information

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022

	(Unaudited)		(Unaudited)
Reconciliation of Net Income and Adjusted EBITDA
Net Income	$29,997	$16,624	$49,587	$19,635
Financial income, net	(894)	(1,243)	(737)	(1,686)
Taxes on Income	7,730	5,070	12,704	6,137
Depreciation and amortization	2,100	1,071	4,000	2,214
Share-based compensation	2,559	2,123	4,370	3,500
Non-recurring adjustments	300	121	300	680
Adjusted EBITDA	$41,792	$23,766	$70,224	$30,480

Reconciliation of Net Income and Adjusted Net Income
Net Income	$29,997	$16,624	$49,587	$19,635
Share-based compensation	2,559	2,123	4,370	3,500
Non-recurring adjustments	300	121	300	680
Tax impact	(587)	(524)	(954)	(1,031)
Adjusted Net Income	$32,269	$18,344	$53,303	$22,784

Diluted earnings per share	$0.52	$0.29	$0.87	$0.35
Adjusted diluted earnings per share	$0.56	$0.33	$0.94	$0.40

Reconciliation of net cash provided by operating activities to free cash flow

	Six Months Ended June 30,
	2023	2022

	(Unaudited)
Net operating cash flow	$75,967	$16,560
Purchase of property and equipment	(761)	(1,703)
Free cash flow	$75,206	$14,857